UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Six Flags Entertainment Corporation
(Name of Issuer)
Common Stock, par value $0.025 per share
(Title of Class of Securities)
83001A102
(CUSIP Number)
James Reid-Anderson
c/o Six Flags Entertainment Corporation
924 Avenue J East
Grand Prairie, Texas 75050
(972) 595-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 22, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83001A102

1	NAMES OF REPORTING PERSONS James Reid-Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,794,077 shares of commons stock(1)
	8	SHARED VOTING POWER -0- shares of common stock
	9	SOLE DISPOSITIVE POWER 3,794,077 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER -0- shares of common stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,794,077 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 500,000 shares that are within a grantor retained annuity trust of which Mr. Reid-Anderson is trustee.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.025 per share (the “Common Stock”) of Six Flags Entertainment Corporation (the “Company”). This Amendment No. 1 amends the Schedule 13D filed on August 28, 2014 as specifically set forth.
Item 5.    Interest in Securities of the Issuer.
(a)-(b)    Mr. Reid-Anderson beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) 3,794,077 shares of Common Stock which constitutes 4% of the Common Stock (based on the 94,887,271 shares of Common Stock outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015). Mr. Reid-Anderson has sole voting and sole dispositive power with respect to the shares of Common Stock he beneficially owns.
(c)    On April 22, 23 and 24, 2015, Mr. Reid-Anderson sold pursuant to the Rule 10b5-1 Plan 65,059, 50,731 and 34,210 shares of Common Stock at an average weighted price of $50.10, $50.05 and $50.07, respectively. On April 6, 2015 and March 30, 2015, Mr. Reid-Anderson sold pursuant to the Rule 10b5-1 Plan 148,148 and 1,852 shares of Common Stock at an average weighted price of $48.97 and $48.77, respectively. On March 9, 2015, 6,972 shares of Common Stock were distributed by the Company to Mr. Reid-Anderson pursuant to dividend equivalent rights.
(d)    Mr. Reid-Anderson currently has no shares of Common Stock pledged. The information set forth under Item 6 is hereby incorporated by reference.
(e)    Mr. Reid-Anderson ceased to be the beneficial owner of more than five percent of the shares of Common Stock on November 4, 2014.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 28, 2015

/s/ James Reid-Anderson
James Reid-Anderson, Chairman, President and Chief Executive Officer

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